FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated January 12, 2012

MATERIAL FACT

Further to the relevant fact communication dated December 12, 2011 (registry number 154599), Banco Santander, S.A. hereby publishes the supplement to the informative document regarding the free-of-charge capital increase through which the flexible remuneration scheme “Santander Dividendo Elección” (scrip dividend scheme) will be implemented for purposes of sections 26.1.e) and 41.1.d) of Royal Decree 1310/2005, of 4 November.

Boadilla del Monte (Madrid), January 12, 2012

SUPPLEMENT TO

THE INFORMATIVE DOCUMENT

CAPITAL INCREASE CHARGED TO RESERVES CONSISTING OF

RETAINED EARNINGS

BANCO SANTANDER, S.A.

January 12, 2012

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLES 26.1.E) AND 41.1.D) OF ROYAL DECREE 1310/2005.

1.	OBJECT

This document supplements, in relation with the flexible remuneration scheme “Santander Dividendo Elección” (scrip dividend scheme), the informative document relating to the capital increase charged to reserves consisting of retained earnings approved by the Ordinary General Shareholders’ Meeting of Banco Santander held on June 17, 2011 under point eight B of the agenda (the “Increase”). The aforementioned informative document was publicly disclosed by Banco Santander through the relevant fact announcement of December 12, 2011. Capitalised terms for which definitions have not been provided within this supplement shall have the meaning indicated in the informative document.

The object of this supplement is to publish the information regarding the Increase which was pending at the date of publication of the informative document and, in particular, the number of shares to be issued in the Increase, the number of rights needed to receive a share and the definitive price of the undertaking to purchase rights formulated by Banco Santander. In addition, Banco Santander gives notice of the legal amendment concerning the Spanish withholding tax deduction rate applicable to those shareholders who opt to sell their allotment rights to Banco Santander, which was executed after the date of publication of the informative document and will be applicable to the “Santander Dividendo Elección” program.

The informative document of December 12, 2011 and this supplement constitute the “document containing information on the number and nature of the shares and the reasons for and details of the offer” which make the preparation and publication of a prospectus related to the issuance and admission to listing of the shares issued as a consequence of the execution of the Increase not necessary, in accordance with articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005, of 4 November (implementing Directive 2002/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading). The informative document and this supplement are available at the Bank’s website (www.santander.com) and the CNMV’s web page (www.cnmv.es).

2.	PENDING INFORMATION RELATING TO THE INCREASE

2.1.	Number of shares to be issued and number of rights needed to receive a share

The Executive Committee’s Meeting of Banco Santander held on January 12, 2012 resolved to execute the Increase in accordance with the terms and conditions set out by the Ordinary General Shareholders’ Meeting. Applying the formulas provided in section 2 of the Increase resolution, the mentioned Executive Committee established the following parameters for the Increase:

(i)

The number of shares to be issued is 193,674,852. Nevertheless, the actual number of shares which shall be finally issued may be lower, as it will depend on the number of rights acquired by Banco Santander under its undertaking to purchase free allotment rights. Banco Santander will waive the free allotment rights it acquires by virtue of such undertaking. Therefore, only the shares corresponding to the free allotment rights not acquired by Banco Santander will be issued;

(ii)

The number of free allotment rights needed to receive a new share is 46. The shareholders of Banco Santander who appear as such in the book-entry registries of Iberclear at 23:59 on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for January 13) will be allotted a free allotment right for each share of Santander held. Therefore, the aforementioned shareholders will have the right to receive a new share for each 46 old shares held on the mentioned date; and

(iii)

As a result, the maximum amount of the Increase shall be 96,837,426 Euros. For further clarification, the amount by which the Bank’s capital will actually be increased is dependant upon the number of shares finally issued.

In order to ensure that the number of free allotment rights needed to receive a new share and the number of shares to be issued are whole numbers and not fractions, Pereda Gestión, S.A., Banco Santander’s subsidiary, has waived 11 free allotment rights, corresponding to 11 shares of Banco Santander held by the former.

Regarding the above it should be noted that:

(i)	The NTAcc or number of outstanding shares of the Bank on the date of execution of the Increase by the Executive Committee is 8,909,043,203[1]; and

(ii)

The PreCot figure, being the average of the weighted average price of the Santander share on the Spanish Stock Exchanges in the 5 business days prior to January 12, rounded up or down in accordance to the terms and conditions established in the Increase resolution, is 5.592 Euros.

2.2.	Final price for the rights-purchase undertaking

The final price of the undertaking to purchase rights of Banco Santander, calculated in accordance with what is established in the Increase resolution, is 0.119 Euros. As a result, those shareholders willing to receive their remuneration in cash, will be able to sell their free allotment rights to Banco Santander at a fixed gross price of 0.119 Euros.

3.	WITHHOLDING TAX DEDUCTION RATE APPLICABLE TO THOSE SHAREHOLDERS WHO OPT TO SELL THEIR ALLOTMENT RIGHTS TO BANCO SANTANDER

The informative document of December 12, 2011 stated that the cash payment option for those shareholders who opt to sell their free allotment rights to Banco Santander would be subject to a 19% Spanish withholding tax deduction. With effect from 1 January 2012, the Royal Decree 20/2011, of December 30, has increased the withholding tax deduction rate from 19% to 21%. Consequently, the new withholding tax deduction rate of 21% will be applicable to shareholders who opt to sell their allotment rights to Banco Santander.

*            *             *

Banco Santander, S.A.

P.p.

Ignacio Benjumea Cabeza de Vaca Secretary General

[1]

The above mentioned number of shares is that which results from the repurchase of preference shares (participaciones preferentes) linked to a capital increase announced on December 2, as indicated in the informative document of December 12, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 12, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President